Filed by: Ivanhoe Capital Acquisition Corp.

(Commission File No. 001- 39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No.: 333- 258691

IVANHOE CAPITAL ACQUISITION CORP. AND SES HOLDINGS PTE. LTD. ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENT AND fEBRUARY 1, 2022 EXTRAORDINARY GENERAL MEETING TO APPROVE BUSINESS COMBINATION

All owners of IVAN ordinary shares as of December 14, 2021 are encouraged to vote their shares FOR the transaction.

BOSTON, MA and NEW YORK, NY – January 7, 2022 – Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) (“Ivanhoe”), a publicly traded special purpose acquisition company, and SES Holdings Pte. Ltd. (“SES”), a world leader in development and manufacturing of high-performance Li-Metal batteries for automotive and transportation applications, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective Ivanhoe’s registration statement on Form S-4 (File No. 333-258691) relating to the previously announced proposed business combination of Ivanhoe and SES (the “Business Combination”).

Ivanhoe will mail shareholders and public warrant holders as of December 14, 2021 (the “Record Date”) the definitive proxy statement/prospectus relating to the Extraordinary General Meeting of Ivanhoe Shareholders (the “Extraordinary General Meeting”), to be held on February 1, 2022 at 10:00 am ET. Shareholders are encouraged to vote in advance of the Extraordinary General Meeting and will have until January 31, 2022 at 11:59 pm ET to do so. Additionally, the meeting of the holders (the "Warrant Holder Meeting") of public warrants of Ivanhoe to approve certain changes to Ivanhoe's warrants is also scheduled to be held on February 1, 2022 at 9:15 a.m. Voting in advance is easy and can be done in one of three ways: online, via telephone or by mail. All Ivanhoe shareholders and public warrant holders as of the Record Date are encouraged to vote for the transaction and the changes to Ivanhoe's warrants, respectively.

Dr. Qichao Hu, SES Founder and CEO, commented, “We are pleased to reach this significant milestone in the transaction process, which will lead to SES becoming a public company upon approval by Ivanhoe shareholders. As a public company and through the support of this business combination, SES is positioned to execute on its strategic plan to rapidly bring its technology to commercialization. Our battery technology is supported by five major OEM’s globally including General Motors, Hyundai Motor Company, Geely, SAIC Motor and Foxconn.”

Hu added, “Our unique hybrid lithium-metal technology delivers compelling third-party tested performance and safety with high manufacturability by leveraging existing lithium-ion production capabilities. Given these attributes combined with strong support from world-class OEM’s, we have never been more excited about the future of SES.”

The Business Combination is expected to close concurrently with a fully-committed $275 million common stock PIPE offering.

The PIPE anchor investors include: General Motors, Hyundai Motor Company, Geely Holding Group, Kia Corporation, SAIC Motor, Koch Strategic Platforms, LG Technology Ventures, Foxconn, Vertex Ventures, Fidelity Investments Canada ULC (certain funds), and Franklin Templeton.

Details of the Extraordinary General Meeting and Warrant Holder Meeting

The Extraordinary General Meeting to approve the pending Business Combination between Ivanhoe and SES, among other items, is scheduled for February 1, 2022, at 9:00 a.m. ET. The Extraordinary General Meeting and the Warrant Holder Meeting will be held at the offices of Kirkland & Ellis LLP, located at 609 Main St, Houston, Texas 77002, and virtually via live webcast at https://www.cstproxy.com/ivanhoecapital/2022. Holders of Ivanhoe ordinary shares as of the close of business on the Record Date may vote at or before the Extraordinary General Meeting and are encouraged to vote before 11:59 pm ET on January 31, 2022. Holders of Ivanhoe’s public warrants as of the close of business on the Record Date may vote at or before the Warrant Holder Meeting and are encouraged to do so before 11:59 pm ET on January 31, 2022.

Ivanhoe has filed with the SEC a definitive proxy statement/prospectus relating to the Extraordinary General Meeting and will mail the proxy statement/prospectus to shareholders and public warrant holders of Ivanhoe as of the Record Date.

Ivanhoe shareholders and public warrant holders can exercise their votes in advance of the Extraordinary General Meeting and the Warrant Holder Meeting online, via telephone or by mail. Ivanhoe shareholders and public warrant holders who need assistance voting or have questions regarding the Extraordinary General Meeting and/or the Warrant Holder Meeting may contact Ivanhoe’s proxy solicitor, Morrow Sodali, toll-free at (203) 658-9400 or email Morrow Sodali at IVAN.info@investor.morrowsodali.com.

If certain of the proposals at the Extraordinary General Meeting are approved, the parties anticipate the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

Upon the closing of the Business Combination, the combined company will be named SES AI Corporation. The parties expect that the Class A common stock and warrants of the combined company will be listed on the NYSE under the ticker symbols “SES” and “SESW,” respectively.

About SES

SES is a global leader in development and initial production of high-performance Li-Metal rechargeable batteries for electric vehicles (EVs) and other applications. Founded in 2012, SES is an integrated Li-Metal battery manufacturer with strong capabilities in material, cell, module, AI-powered safety algorithms and recycling. Formerly known as SolidEnergy Systems, SES is headquartered in Singapore and has operations in Boston, Shanghai and Seoul.

About Ivanhoe

Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Ivanhoe was formed to seek a target in industries related to the paradigm shift away from fossil fuels towards the electrification of industry and society.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements the timing of the Extraordinary General Meeting and Warrant Holder Meeting, the timing of the business combination and the listing of the securities of the combined company following the business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SES’s and Ivanhoe’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES’s battery technology and the timing and achievement of expected business milestones; the effects of competition on SES’s business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe’s public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, under the heading “Risk Factors,” and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe’s or SES’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe’s and SES’s expectations, plans or forecasts of future events and views only as of the date of this press release. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe’s and SES’s assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe’s and SES’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

This communication relates to the proposed business combination between Ivanhoe and SES. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary Meeting of the Ivanhoe's shareholders (the “Definitive Proxy Statement”). The Definitive Proxy Statement will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.report. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in the Definitive Proxy Statement and Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Definitive Proxy Statement, and any changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Ivanhoe or SES, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Irene Lam

ilam@ses.ai

Gary Gartner

info@ivanhoecapitalacquisition.com

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